Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,
	2007		2006
	(in thousands, except ratios)
Fixed Charges:
Gross interest expense	$3,767		$10,376
Interest portion of rent expense.	59		48

	3,826		10,424

Earnings:
Income before taxes	15,573		45,854
Plus: fixed charges	3,826		10,424
Less: capitalized interest	662		1,655

	$18,737		$54,623

Ratio of Earnings to Fixed Charges	4.9	x	5.2	x